Exhibit 99.1

SilverCrest Expands Santa Elena Deposit; More High Grade Intercepts
13m @ 1.6 gpt Au and 324.8 gpt Ag including
1m @ 5.1 Au and 2,840 gpt Ag

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – January 14, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce results of further drilling at the Santa Elena Mine in Sonora, Mexico. Ninety four holes of a planned 100 holes have been completed to help re-categorize Indicated and Inferred Resources to Probable Reserves and expand current underground Resources (see attached Figure). This drill program continues to be extremely successful with several recent holes identifying multiple bonanza grade intercepts and the new El Cholugo high grade gold and silver zone. All holes included in this program will assist with Resource confirmation and reclassification to be included in the upcoming Pre-Feasibility Study for the Santa Elena Expansion Project.

J. Scott Drever, President stated; “We are extremely encouraged with the high grade silver intercepts that we are encountering and the fact that four of the high grade results are just on or well  beyond our current resource boundary. Gold values and interval widths are also substantial which bodes well for the addition of resources in our upcoming Resource and Reserve revisions”.

In this reported series, core holes SE-12-73 and 110 have intercepted further Bonanza grades of gold, greater than 34 gpt Au and/or silver, greater than 1,000 gpt Ag, ranging from 1.0 metre @ 4.47 gpt Au and 1,465 gpt Ag to 1.0 metres @ 5.07 gpt Au and 2,840 gpt Ag (see tables below).  Results from Bonanza grade hole SE-12-62 were partially announced on Jan. 7, 2013 with a final intercept of 1.7 metre @ 42.59 gpt Au and 1,460 gpt Ag within 5.2 metres @ 15.34 gpt Au and 546.2 gpt Ag.

Holes SE-12-72, 73, 74, and 111 have intercepted an extension of strong mineralization along the Main Mineralized Trend to the east and at depth (see attached Figure). These intercepts are up to 200 metres beyond the boundary of current Resource estimates. This Expansion Area is currently approximately 300 metres long by 150 metres high by 5 to 13 metres thick and open to the east and at depth. These new intercepts will be included in the upcoming revised underground Resources and Reserves. Further drilling is underway to help delineate this area of expansion.

Assay values in this series of holes range from 0.7 gpt to 42.6 gpt gold and 51.1 gpt to 2,840.0 gpt silver. Mineralized intervals range from 2.8 metres to 28.2 metres. All mineralized drill intercepts are near true thicknesses. The most significant assay results in this series of holes are shown in the following tables;

Hole ID	From	To(m)	Interval (m)	Interval (ft)	Au gpt	Au opt	Ag gpt	Ag opt
SE-12-62	394.8	400.0	5.2	17.1	15.3	0.447	546.2	15.9
includes	395.4	397.1	1.7	5.6	42.6	1.242	1,460.7	42.6
SE-12-72	472.6	478.7	6.1	20.1	2.3	0.066	192.1	5.6
SE-12-73	489.0	502.0	13.0	42.7	1.6	0.045	324.8	9.5
includes	496.7	497.7	1.0	3.3	5.1	0.148	2,840.0	82.8
SE-12-74	572.5	577.4	5.0	16.3	2.1	0.061	177.1	5.2
SE-12-107	206.1	209.0	2.8	9.4	1.0	0.030	85.4	2.5
SE-12-108	221.8	231.0	9.3	30.3	1.1	0.032	78.2	2.3
SE-12-109	242.8	251.0	8.2	26.7	1.3	0.039	153.4	4.5
includes	246.8	249.8	3.0	10.0	2.9	0.084	360.5	10.5
SE-12-110	225.4	233.0	7.5	24.7	1.4	0.041	308.6	9.0
includes	229.0	230.0	1.0	3.3	4.5	0.130	1,465.0	42.7
SE-12-111	507.9	514.8	7.0	22.8	0.7	0.021	51.1	1.5
SE-12-113	199.5	211.7	12.3	40.2	0.8	0.024	81.2	2.4
SE-12-114	219.9	248.1	28.2	92.4	1.6	0.046	115.5	3.4
includes	223.5	231.5	8.0	26.2	2.2	0.066	188.9	5.5
includes	237.2	243.7	6.5	21.3	2.3	0.066	131.1	3.8
Note: All numbers are weighted averages, uncut and rounded.

All sample analyses were completed by ALS Chemex in Hermosillo, Mexico and North Vancouver, BC.

Silver assays for Hole SE-12-62 pending in the news release dated January 7, 2012 are presented above. Hole SE-12-112 is absent in the above sequence as it is currently being drilled.

Approximately 33,000 metres of drilling have been completed to date in the program to assist with converting underground Resources to Reserves and expand total Resources. Results for the next series of holes will be released once compilation of results is complete. Three drills are currently on site to complete the in-fill program in early February, 2013. Further expansion drilling will be completed in Q1 2013. Revised Santa Elena Resources and Reserves are expected in Q1 2013 with subsequent reporting of the results of Pre-Feasibility Study for the Expansion Plan.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the life of the current open pit at the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine (open pit and underground) and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:                info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

A
A'
Surface
Santa Elena Long Section
w/Drill Hole Pierce Points
(Looking North, Jan. 2013)
Open Pit
Legend:
PEA 2011 Resource
Resource Expansion Areas
Pre-2012 Core Hole
Completed 2012 Core Hole
Proposed Core Hole
Bonanza Grade Hole
Completed U/G Works
Proposed U/G Works
100m
107
110
108
109
113
114
62
112
(drilling)
111
72
73
74
OPEN
OPEN
SE U/G SOUTH
El Cholugo Zone
SILVERCREST
MINES INC.
Refer to Dec. 3, 2013 news release for plan view